September 27, 2018

Mindy Rotter

Office of Disclosure and Review

U.S. Securities and Exchange Commission

3 World Financial Center, Room 400

New York, NY 10281

Re:	Capitol Series Trust (the “Trust”) – File Nos. 811-22895, 333-191495

Dear Ms. Rotter:

You recently provided comments relating to the review by the staff of the Securities and Exchange Commission of certain annual shareholder report filings for series portfolios of the Trust with a fiscal year ended August 31, 2017, including the Meritage Growth Equity Fund, Meritage Value Equity Fund, Meritage Yield Focus Equity Fund, Hedeker Strategic Appreciation Fund, and Preserver Alternative Opportunities Fund (each of the foregoing may be referred to as a “Fund” and collectively as the “Funds”). This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

Comments Pertaining to Schedules of Investments

1.	Comment: Meritage Growth Equity Fund: The Schedule of Investments of the Meritage Growth Equity Fund reflects that holdings in the Information Technology sector represent 35.63% of the Fund’s portfolio as of August 31, 2017. Please consider whether the fund focuses its investments in the Information Technology sector as a principal investment strategy, and if so, please consider whether the strategy and related risks are properly disclosed.

Response: We note that in the Investment Strategy section of its prospectus, the Fund discloses that “The Fund may, at times, concentrate its investments in a particular sector, such as information technology, if the Adviser believes stocks in that particular sector are performing more favorably.” It then also has the following principal investment risk disclosure:

Sector Risk. Although the Adviser will not concentrate a Fund’s investment in any particular industry or group of industries, the Adviser may allocate more of the Fund’s investments to a particular sector or sectors in the market. If the Fund invests a significant portion of its total assets in certain sectors, its investment portfolio will be more susceptible to the financial, economic, business, and political developments that affect those sectors.

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com

Re: Capitol Series Trust (the “Trust”) – File Nos. 811-22895, 333-191495

The Trust believes that this principal investment strategy and related risks are properly disclosed. The Fund does not intend to focus investments in the Information Technology sector as a principal investment strategy, but has concentrated in that sector based on its appraisal of market conditions, which may change. The Fund also commits to reevaluate its disclosure on this topic in connection with its next registration statement update.

2.	Comment: Meritage Value Equity Fund: The Schedule of Investments of the Meritage Value Equity Fund reflects that holdings in the Financials sector represent 25.73% of the Fund’s portfolio as of August 31, 2017. Please consider whether the fund focuses its investments in the Financials sector as a principal investment strategy, and if so, please consider whether the strategy and related risks are properly disclosed.

Response: We note that the Meritage Value Equity Fund has the following principal investment risk disclosure:

Sector Risk. Although the Adviser will not concentrate a Fund’s investment in any particular industry or group of industries, the Adviser may allocate more of the Fund’s investments to a particular sector or sectors in the market. If the Fund invests a significant portion of its total assets in certain sectors, its investment portfolio will be more susceptible to the financial, economic, business, and political developments that affect those sectors

The Trust believes that its strategy and related risks are properly disclosed. The Fund does not intend to focus investments in the Financials sector as a principal investment strategy.

Comments Pertaining to Statements of Assets and Liabilities

3.	Comment: All Funds: Please confirm whether there are any open payables to Trustees or Officers as of August 31, 2017. If there are any such open payables, please disclose them separately as required by Reg SX 6-04(12).

Response: The Trust confirms that there were no open payables to Trustees or Officers as of August 31, 2017.

4.	Comment: Preserver Alternative Opportunity Fund: Please confirm that all material liabilities are broken out separately in accordance with Reg SX 6-04(10)(d).

Response: The Trust confirms that all material liabilities as of August 31, 2017 were broken out separately in accordance with Reg SX 6-04(10)(d).

Re: Capitol Series Trust (the “Trust”) – File Nos. 811-22895, 333-191495

Comments Pertaining to Statements of Operations

5.	Comment: Meritage Value Equity Fund; Preserver Alternative Opportunity Fund: For both the Meritage Value Equity Fund and Preserver Alternative Opportunity Fund, “Other Expenses” appear to exceed 5% of all total fund expenses. Please confirm that any categories of other expenses are separately identified in accordance with Reg SX 6-07(2)(b).

Response: The Trust confirms that, for the Meritage Value Equity Fund and the Preserver Alternative Opportunity Fund, there were no categories of “Other Expenses” required to be separately identified in accordance with Reg SX 6.07(2)(b).

Comments Pertaining to Notes to Financial Statements

6.	Comment: All Meritage Funds; Preserver Alternative Opportunity Fund: With respect to Footnote 4 for both the Meritage Funds report and the Preserver Alternative Opportunity Fund report, please disclose the amounts that are subject to recoupment by year in accordance the following guidance: ASC 946-20-05-08 and the 2009 Investment Company Industry Development Risk Alert.

Response: The Expense Limitation Agreements with respect to each of these Funds allow each adviser to recoup the sum of all fees previously waived or expenses reimbursed, less any reimbursement previously paid, provided that the Adviser is only permitted to recoup fees or expenses within 36 months from the date the fee waiver or expense reimbursement first took effect and provided further that such recoupment can be achieved within the Expense Limitation Agreement currently in effect and the Expense Limitation Agreement in place when the waiver/reimbursement occurred. Fee waivers/expense reimbursements occur every month, so the amount available to recoup changes each month end, thus continually changing what can be recouped from any given fiscal year. Due to the nature of the agreement, we believe disclosing a total net amount available to recoup on the report date with the expiration date represents the most reasonable approach, while complying with the requirement.

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If you have any questions or additional comments, please call Matthew J. Beck at (513) 869-4327, or e-mail him at mbeck@ultimusfundsolutions.com.

Sincerely,

/s/ Zachary Richmond
Zachary Richmond
Treasurer, Capitol Series Trust